AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 2009
REGISTRATION NO. 333-158215

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM S-3/A

AMENDMENT No. 1 TO REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ONE LIBERTY PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

MARYLAND		13-3147497
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

60 Cutter Mill Road Great Neck, New York 11021 (516) 466-3100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark H. Lundy, Esq. Vice President and Secretary One Liberty Properties, Inc. 60 Cutter Mill Road Great Neck, New York 11021 (516) 466-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to: Jeffrey A. Baumel, Esq. Sonnenschein Nath & Rosenthal LLP 101 JFK Parkway Short Hills, New Jersey 07078 (973) 912-7189
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post effective amendment thereto that shall become effective upon the filing with the Commissions pursuant to Rule 462(e) under the Securities Act check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether registrant is large accelerated, an accelerated filer, a non-accelerated filer, or a smaller reporting company under Rule 12b-2 of the Exchange Act.  Check one:

Large Accelerated filer ☐	Accelerated Filer ☒
Non-Accelerated filer ☐	Smaller reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum aggregate offering price per unit	Proposed maximum aggregate offering price (1)	Amount of registration fee (3)
Common Stock, par value $1.00 per share	(1)	(2)	$50,000,000	$2,790

(1)	There are being registered under this registration statement such indeterminate number of shares of common stock of the registrant as shall have an aggregate offering price not to exceed $50,000,000.

(2)	The proposed maximum initial offering price per unit will be determined, from time to time, by the registrant.

(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our  registration statement effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 6, 2009

PROSPECTUS

ONE LIBERTY PROPERTIES, INC.

Common Stock

$50,000,000

We may sell, from time to time, shares of our common stock, par value $1.00 per share, in one or more offerings up to a total dollar amount of $50,000,000.

Our common stock is listed for trading on the New York Stock Exchange under the trading symbol “OLP.”

We will offer our securities in amounts, at prices and on the terms to be determined at the time we offer the securities.  We will provide specific terms of these securities in prospectus supplements to this prospectus.  We are organized and conduct our operations so as to qualify as a real estate investment trust, or REIT, for federal income tax purposes.  The specific terms of the securities may include limitations on actual, beneficial or constructive ownership and restrictions on the transfer of the securities that may be appropriate to preserve our status as a REIT.

The securities may be offered on a delayed or continuous basis directly by us, through agents, underwriters or dealers as designated from time to time, through a combination of these methods or through any other method provided in the applicable prospectus supplement.  If any underwriters are involved in the sale of the securities, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement.  For additional information on the methods of sale of the securities, you should refer to the section entitled “Plan of Distribution” in this prospectus.  You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Investing in our securities involves risks.  Before buying our securities, you should refer to the risk factors included in our periodic reports, in prospectus supplements relating to specific offerings and in other information that we file with the Securities and Exchange Commission.  See “Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2009

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process, which allows us to sell common stock from time to time in one or more offerings up to an aggregate public offering price of $50,000,000.

This prospectus only provides you with a general description of the securities we may offer.  Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of the securities offered, including the amount, the price and the terms determined at the time of the offering.  The prospectus supplement may also add to, update or change information contained in this prospectus.  Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement or amendment.  We have not authorized any other person to provide you information different from that contained in this prospectus or incorporated by reference in this prospectus or any prospectus supplement or amendment.  You should assume that the information appearing in this prospectus or any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate only as of the date on the cover page.  Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, references to “OLP”, “Company,” “we,” “us,” “our,” and “registrant” refer to One Liberty Properties, Inc. and all our subsidiaries.  The phrase “this prospectus” refers to this prospectus and the applicable prospectus supplement, unless the context otherwise requires.  References to “securities” refer to the common stock offered by this prospectus, unless we specify or the context indicates or requires otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  Our electronic filings with the SEC are available to the public on the Internet at the SEC’s web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, DC  20549.  Please call the SEC at 800-SEC-0330 for more information about their public reference room and their copy charges.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose information to you by referring you to those documents.  Any information that we refer to in this manner is considered part of this prospectus.  Any information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We are incorporating by reference the following documents that we have previously filed with the SEC (Commission File No. 001-09279), except for any document or portion thereof “furnished” to the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 13, 2009, and Amendment No. 1 to the Form 10-K filed on March 31, 2009;

•	Our Current Report on Form 8-K, filed on March 16, 2009;

•
The description of our shares contained in our Registration Statement on Form 8-A, filed on January 5, 2004, pursuant to Section 12(g) of the Exchange Act, as amended, and the description set forth in the final prospectus supplement filed pursuant to Rule 424(b)(2) on October 28, 2003, which is incorporated therein by reference, including any amendment or report filed for the purpose of updating such description.

All documents and reports filed by us with the SEC (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of this offering shall be deemed incorporated by reference in this prospectus and shall be deemed to be a part of this prospectus from the date of filing of such documents and reports.  Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any subsequently filed document or report incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.  Any such statement so modified or superseded shall only be deemed to constitute a part of this prospectus as it is so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this prospectus.

Requests for such documents should be addressed in writing or by telephone to: Mark H. Lundy, Secretary, One Liberty Properties, Inc., 60 Cutter Mill Road, Great Neck,  N.Y.  11021 or 516-466-3100.

WHO WE ARE

We are a self-administered and self-managed real estate investment trust, also known as a REIT.  We were incorporated under the laws of the State of Maryland on December 20, 1982.  We acquire, own and manage a geographically diversified portfolio of retail (including furniture and office supply stores), industrial, office, flex, health and fitness and other properties, a substantial portion of which are under long-term leases. Substantially all of our leases are “net leases,” under which the tenant is typically responsible for real estate taxes, insurance and ordinary maintenance and repairs.  As of December 31, 2008, we owned 79 properties, three of which are vacant, and one of which is a 50% tenancy in common interest, and participated in five joint ventures that own five properties, one of which is vacant.  Our properties and the properties owned by our joint ventures are located in 29 states and have an aggregate of approximately 6.1 million square feet of space (including approximately 106,000 square feet of space at the property in which we own a tenancy in common interest and approximately 1.5 million square feet of space at properties owned by the joint ventures in which we participate).

As a result of a severe national economic recession during 2008, which is continuing into 2009, consumer confidence and retail spending have declined and may continue to decline.  Approximately 55% of the rental income that is payable to us in 2009 under leases existing at December 31, 2008, including rental income payable on our tenancy in common interest and excluding any rental income from five properties formerly leased by Circuit City Stores, Inc. (hereinafter “2009 contractual rental income”) will be derived from rent paid by retail tenants.  If the financial problems of our retail tenants continue or deteriorate further, our revenues could decline significantly and our real estate expenses could increase.  During the fourth quarter of 2008, we recorded an impairment charge of $5.2 million relating to three properties that were leased to Circuit City Stores, Inc. (hereinafter “Circuit City”).  Circuit City filed for protection under Federal bankruptcy laws in November 2008 and has rejected all of its leases on our properties.  To the extent that our other retail tenants are adversely affected by the recession and reduced consumer spending, our portfolio may be further adversely effected.

Our 2009 contractual rental income will be approximately $42 million.  In 2009, we expect that our share of the rental income payable to our five joint ventures which own properties will be approximately $1.4 million.  On December 31, 2008, the occupancy rate of properties owned by us was 97.5% based on square footage (including the property in which we own a tenancy in common interest and the properties formerly leased to Circuit City) and the occupancy rate of properties owned by our joint ventures was 99.5% based on square footage.  The weighted average remaining term of the leases in our portfolio, including our tenancy in common interest (excluding the properties formerly leased to Circuit City), is 9.4 years and 10.7 years for the leases at properties owned by our joint ventures.

The address and phone number of our principal executive office is 60 Cutter Mill Road, Great Neck, N.Y.  11021 and 516-466-3100.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other documents we file with the SEC contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management’s assumptions.  In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us.  Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

RISK FACTORS

Before you invest in any of our securities, in addition to the other information in this prospectus and the applicable prospectus supplement, you should carefully consider the risk factors under the heading “Risk Factors” contained in Part I, Item 1A in our most recent Annual Report on Form 10-K and any risk factors disclosed under the heading “Risk Factors” in Part II, Item 1A in any Quarterly Report on Form 10-Q that we file after our most recent Annual Report on Form 10-K, which are incorporated by reference into this prospectus and the applicable prospectus supplement, as the same may be updated from time to time by our future filings under the Exchange Act.

The risks and uncertainties we describe are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of the securities and the loss of all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the net proceeds from the sale of the securities that we may offer under this prospectus will be used for general corporate purposes.  General corporate purposes may include repayment of debt, capital expenditures and any other purposes that we may specify in the applicable prospectus supplement.  In addition, we may use all or a portion of any net proceeds to acquire real property as part of our regular business.  If a material part of the net proceeds is used to repay indebtedness, we will set forth the interest rate and maturity of such indebtedness in a prospectus supplement, as required.

We will have significant discretion in the use of any net proceeds.  Investors will be relying on the judgment of our management regarding the application of the proceeds from any sale of the securities.  We may invest the net proceeds temporarily until we use them for their stated purpose.

DESCRIPTION OF SECURITIES

The following paragraphs constitute a summary as of the date of this prospectus and do not purport to be a complete description of our securities.  The following paragraphs are qualified in their entirety by our Articles of Incorporation, as amended and restated, our Bylaws, as amended, and Maryland law.  For a complete description of our securities, we refer you to our Articles of Incorporation, as amended and restated, and our Bylaws, as amended, each of which is incorporated by reference in this prospectus and any accompanying prospectus supplement.

General

Our Articles of Incorporation, as amended and restated, which we refer to herein as our “charter”, provides that we may issue up to 37,500,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $1.00 per share, and 12,500,000 shares of preferred stock, par value $1.00 per share.  As of March 31, 2009, 10,175,345 shares of common stock (including 213,625 shares awarded under restricted stock grants subject to vesting conditions) and no shares of preferred stock were outstanding.

Common Stock

Subject to the preferential rights of any other shares or series of capital stock, holders of shares of our common stock are entitled to receive distributions on such shares if, as and when authorized and declared by our board of directors out of assets legally available and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities.

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors.  There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock, voting as one class, can elect all of the directors then standing for election and the holders of the remaining shares of our common stock will not be able to elect any directors.  Holders of shares of common stock have no preference, conversion, sinking fund, redemption, exchange or preemptive rights to subscribe for any of our securities.

Our board of directors is authorized by our charter to take such action, in addition to the other provisions contained in the charter, as it deems necessary or advisable, to protect the Company and the interests of shareholders by preserving our status as a REIT.  The charter authorizes our board of directors to refuse or prevent a transfer of shares of our common stock to any person whose acquisition of such shares would, in the opinion of our board of directors, result in our disqualification as a REIT.  In addition, any transfer of our common stock that, if effective, results in a shareholder owning shares in excess of the ownership limit set forth in our charter, or in our shares of common stock being owned by less than 100 persons or results in the Company being “closely held” shall be void from the date of the transfer.

Pursuant to the Maryland General Corporation Law (the “MGCL”), a corporation generally cannot (except under and in compliance with specifically enumerated provisions of the MGCL) dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter.  Our charter provides for approval of any such action by a majority of the votes entitled to be cast in the matter, except that an amendment to our charter changing the rights, privileges or preferences of any class or series of outstanding stock must be approved by not less than two-thirds of the outstanding shares of such class or series of stock.

Preferred Stock

Our charter authorizes us to issue up to 12,500,000 shares of preferred stock, par value $1.00 per share.  As of the date of this prospectus, no preferred stock is outstanding.

If we issue preferred stock, the shares we issue will be fully paid and non-assessable.  Prior to the issuance of a new series of preferred stock, we will file, with the State Department of Assessments and Taxation of Maryland, Articles of Amendment that will become part of our charter and that will set forth the terms of the new series including:

•	the title and stated value;

•	the number of shares offered, liquidation preference and offering price;

•	the dividend rate, if any, and, if applicable, the dividend periods and payment dates;

•	the date on which dividends, if any, begin to accrue, and, if applicable, accumulate;

•	any auction and remarketing procedures;

•	any retirement or sinking fund requirement;

•	the terms and conditions of any redemption right;

•	the terms and conditions of any conversion or exchange right;

•	any listing of the offered shares on any securities exchange;

•	any voting rights;

•	the relative ranking and preferences of the preferred shares as to dividends, liquidation, dissolution or winding up;

•	any limitations on issuances of any other series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividends, liquidation, dissolution or winding up;

•	any limitations on direct or beneficial ownership and restrictions on transfer; and

•
any other specific terms, preferences, rights, limitations or restrictions, including any restrictions on the repurchases or redemption of shares by us while there is any arrearage in the payment of applicable dividends or sinking fund installments.

PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Restrictions on Ownership and Transfer

In order for OLP to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year and shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year).

Because our board of directors determined that it is important for us to continue to qualify as a REIT, our charter was amended in 2005 (after approval by our shareholders), to restrict, subject to certain exceptions, the number of shares that a person may own.  These provisions are designed to safeguard us against an inadvertent loss of REIT status.

Pursuant to our charter, as amended in 2005, (i) any stockholder who beneficially owned a total amount or value in excess of 9.9% of our stock on June 14, 2005 was prohibited from beneficially owning in excess of a total amount or value of our stock that may cause the Company to violate such provisions of the Code relating to REITs, and (ii) any other person was restricted from beneficially owning a total amount or value of 9.9% or more of any class or series of common stock and preferred stock of the Company.  Pursuant to the attribution rules under the Code, Fredric H. Gould, chairman of our board of directors, is our only stockholder that beneficially owned in excess of 9.9% of our capital stock on June 14, 2005.  Therefore, except as limited by the Code and the rules and regulations promulgated thereunder, or as our board of directors may otherwise require, Mr. Gould is the only person permitted to own and acquire shares of our capital stock, directly or indirectly, in excess of 9.9% of total amount or value.

The stock ownership rules under the Code are complex and may cause the outstanding shares of stock owned by a group of related individuals or entities to be deemed to be beneficially owned by one individual or entity.  Specific attribution rules apply in determining whether an individual or entity owns any class or series of common stock or preferred stock of the Company.  Under these rules, any shares owned by a corporation, partnership, estate or trust are deemed to be owned proportionately by such entities’ stockholders, partners, or beneficiaries.  Furthermore, an individual stockholder is deemed to own any shares that are owned, directly or indirectly, by that stockholders’ brothers and sisters, spouse, parents or other ancestors, and children or other descendants.  In addition, a stockholder is deemed to own any shares that he can acquire by exercising options.

As a result of these attribution rules, even though a stockholder may own less than 9.9% of a class of outstanding shares, that individual or entity may be deemed to beneficially own 9.9% or more of the class of outstanding stock, which would subject the individual or entity to the ownership limitations contained in our charter.  The charter provides that any attempt to acquire or transfer shares of common stock or preferred stock and any resulting transfer thereof which would result in a stockholder owning an amount that equals or exceeds the ownership limit without the consent of the board of directors shall be null and void.

In the event that the board of directors or its designees determines in good faith that a prohibited transfer has taken place or is intended, the board or its designee is authorized to take any action it deems advisable to void or to prevent the transfer.  These actions include, among other things, refusing to give effect to the transfer on the books of the Company, instituting legal proceedings to enjoin the transfer, redeeming the shares purported to be transferred for an amount which may be less than the price the stockholder paid for such shares, and transferring the shares by operation of law to a charitable trust.  In the event the shares are transferred to a charitable trust, any dividends on such shares shall inure to such charitable trust and the trustee of such charitable trust shall be entitled to all voting rights with respect to such shares.

OLP’s board of directors may increase or decrease the ownership limits, provided any decrease may only be made prospectively.  Prior to modification of the ownership limit, OLP’s board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our status as a REIT.

Neither the ownership restrictions nor the ownership limit will be removed automatically even if the REIT provisions of the Code are changed so as no longer to contain any ownership concentration limitation or if the ownership concentration limitation is increased.  Except as described above, any change in the ownership restrictions would require an amendment to OLP’s charter.  Amendments to OLP’s charter generally require the affirmative vote of holders owning not less than a majority of the outstanding shares entitled to vote thereon. In addition to preserving OLP’s status as a REIT, the ownership restrictions and the ownership limit may have the effect of precluding an acquisition of control of OLP without the approval of its board of directors.

The ownership limit could have the effect of delaying, deferring or preventing a transaction or a change in control of OLP that might involve a premium price for the common shares or otherwise be in the best interest of OLP’s stockholders.

Classification of Our Board of Directors, Vacancies and Removal of Directors

Our charter provides that our board of directors is divided into three classes.  Directors of each class serve for terms of three years each, with the terms of each class beginning in different years.  We currently have 10 directors.  Two of the classes consist of three directors, and the third class consists of four directors.

At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting are elected for a three-year term and the directors in the other two classes continue in office.  A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable.  In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

Our bylaws provide that any vacancy on our board may be filled by action of a majority of the board.  A director elected by the board to fill a vacancy will hold office until the next annual meeting of stockholders or until his successor is elected and qualified.  Our charter provides that our stockholders may only remove an incumbent director for cause, at a meeting of the stockholders duly called and at which a quorum is present, upon an affirmative vote of the majority of all of the outstanding shares entitled to vote thereon.

Indemnification

Our charter and our bylaws obligate us to indemnify our directors and officers to the maximum extent permitted by Maryland law.  The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.  Our charter provides for the elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

Pursuant to Article IX of our charter, we have expressly elected not to be subject to, or governed by, the MGCL’s requirements for “business combinations” between a Maryland corporation and “interested stockholders”.

Maryland Control Share Acquisition Act

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a stockholder vote.  Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the “control shares” voting rights.  “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power of at least 10% of the voting power in electing directors.

Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval.  A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel our board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares.  If that person makes no request for a meeting, we have the option to present the question at any stockholders’ meeting.

If voting rights are not approved at a meeting of stockholders, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value.  We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

•	the last control share acquisition by the acquiring person; or

•	any meeting where stockholders considered and did not approve voting rights of the control shares.

If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights.  This means that you would be able to cause us to redeem your stock for fair value.  Under the MGCL, the fair value may not be less than the highest price per share paid in the control share acquisition.  Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

Our bylaws exempt any acquisition by Gould Investors L.P. of our equity securities from the provisions of the control share acquisition statute (for more information regarding Gould Investors L.P., see “Certain Relationship and Related Transactions”, below).  This section of our bylaws may not be amended or repealed without the written consent of Gould Investors L.P. or approval of the holders of at least two-thirds of the outstanding shares of our capital stock.

The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders’ best interests.

Amendment to Our Charter

Our charter may be amended by the vote of a majority of the shares entitled to vote, except that no amendment changing the terms or rights of any class or series of outstanding stock, by classification, re-classification or otherwise, will be valid unless such amendment is authorized by not less than two-thirds of the outstanding voting shares of such class or series of stock.

Amendment to Our Bylaws

Our board of directors has the power to alter, modify or repeal any of our bylaws and to make new bylaws, except that our board may not alter, modify or repeal (1) any bylaws made by stockholders; (2) Section 11 of Article II of our bylaws governing the Gould Investors L.P. exemption from the control share acquisition statute; (3) Section 17 of Article III of our bylaws that governs our investment policies and restrictions; or (4) Section 18 of Article III of our bylaws that governs management arrangements.

In addition, our stockholders have the power to alter, modify or repeal any of our bylaws and to make new bylaws by majority vote; however at least two-thirds of the holders of outstanding shares of any preferred stock must vote in favor of any amendment which changes the rights, privileges or preferences of such preferred stock, and the vote of at least two-thirds of the holders of our outstanding shares of capital stock is needed to amend or repeal the Gould Investors L.P. exemption from the control share acquisition statute, as discussed above under “Maryland Control Share Acquisition Act”.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions or otherwise, we have been advised that, although the validity and scope of the governing statute has not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, state securities laws may limit indemnification.

FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain U.S. federal income tax issues that you, as a prospective investor, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of prospective investors that are subject to special treatment under U.S. federal income tax laws, including, without limitation, insurance companies, tax-exempt organizations (except to the extent discussed in “Taxation of Tax-Exempt Stockholders,” below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “Taxation of Non-U.S. Stockholders,” below).

The statements in this section are based on current U.S. federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may have retroactive effect, will not cause one or more statements in this section to be inaccurate.

We have not requested and do not intend to request a ruling from the Internal Revenue Service (“IRS”) as to our current status as a REIT.  However, we have received an opinion from Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”) stating that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code for the taxable year ended December 31, 2008, and that our organization and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code.  It must be emphasized that Sonnenschein’s opinion is based on various assumptions and on our representations concerning our organization and operations, including representations regarding the nature of our assets and the conduct and method of operation of our business, and it cannot be relied upon if any of those assumptions and representations later prove incorrect.  Moreover, continued qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, as well as the other various qualification tests imposed under the Code, the results of which will not be reviewed by Sonnenschein.  Accordingly, no assurance can be given that the actual results of our operations will satisfy such requirements. Additional information regarding the risks associated with our failure to qualify as a REIT are set forth under the caption “Risk Factors” above.  The opinion of Sonnenschein is based upon current law, which is subject to change either prospectively or retroactively. Changes in applicable law could modify the conclusions expressed in its opinion.  Moreover, unlike a tax ruling (which we will not seek), an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not or could not successfully challenge our status as a REIT.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation

We elected to be taxed as a REIT under the U.S. federal income tax laws beginning with our taxable year ended December 31, 1983. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to operate in a manner that will preserve that qualification. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see “Failure to Qualify,” below.

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from owning stock in a “C” corporation. However, we will be subject to U.S. federal tax in the following circumstances:

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We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business; and

•	other non-qualifying income from the property discussed above.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

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If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, respectively, multiplied by a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from earlier periods; then

we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

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If we acquire any asset from a “C” corporation (or any other corporation that generally is subject to full corporate-level tax) in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the “C” corporation's basis in the asset or to the basis of another asset (a “conversion transaction”), we will pay tax at the highest regular corporate rate applicable if we recognize any net built-in gain on the sale or disposition of such asset during the 10-year period after we acquire such asset.

Requirements for Qualification

A REIT is an entity that meets each of the following requirements:

1.           It is managed by trustees or directors.

2.           Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.           It would be taxable as a domestic “C” corporation, but for the REIT provisions of the U.S. federal income tax laws.

4.           It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

5.           At least 100 persons are beneficial owners of its shares or ownership certificates.

6.           Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year.

7.           It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.           It meets certain other qualification tests, described below, regarding the nature of its income and assets.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.  If we comply with all the applicable requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.  We have issued sufficient shares of common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts certain ownership and transfer of the shares of common stock so that we should continue to satisfy these requirements.  Provisions of our charter are discussed in greater detail above under “Provisions of Maryland Law and of our Charter and Bylaws”.

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and for which no election has been made to treat such corporation as a “taxable REIT subsidiary.”  We own certain of our properties through subsidiaries.  Each of our subsidiaries qualifies as a “qualified REIT subsidiary” under U.S. federal income tax law.  Accordingly, for U.S. federal income tax purposes, our subsidiaries are ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit.

An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in an entity treated as a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership or joint venture or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a “subsidiary partnership”), will be treated as our assets and gross income for purposes of applying the various REIT qualification tests.  We own membership interests in five joint ventures.  We are also owners of a 50% interest in a property as tenants in common with a group of investors.  Accordingly, our proportionate share of the assets, liabilities and items of income of the joint ventures and the tenancy in common will be treated as our assets and gross income for purposes of applying the various REIT qualification tests discussed in this section.

A REIT may own up to 100% of the stock of a “taxable REIT subsidiary” (“TRS”). A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT (or the REIT's tenants) that are not conducted on an arm's-length basis.  We do not currently have any TRSs, but cannot foreclose the possibility of the formation of one or more TRSs in future taxable years.

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of specific types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of this 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	abatements and refunds of taxes on real property; and

•	income and gain from foreclosure property.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of the foregoing. Gross income from sales of property held primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

A REIT will incur a 100% tax on the net income derived from any “prohibited transaction,” which is a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business.  Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

While income from foreclosure property qualifies for purposes of satisfying the 75% and 95% gross income tests, we will be subject to tax at the maximum corporate rate on any income from such foreclosure property, other than any portion of such income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as a result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We have no foreclosure property as of the date of this prospectus.

Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of both the 75% and 95% gross income tests, only if each of the following conditions is met:

•	The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales;

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Neither we nor any direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent we receive from a TRS will qualify as “rents from real property” if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants and the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space;

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Not all of the rent received under a lease of real property will qualify as “rents from real property” if the rent attributable to the personal property leased in connection with such lease is more than 15% of the total rent received under the lease. If rent attributable to the personal property leased is more than 15% of the total rent received, none of the rent allocable to the personal property will be considered “rents from real property” for purposes of the 75% and 95% gross income tests. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property; and

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We generally must not operate or manage our real property or furnish or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenant’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS. A TRS generally can provide customary and noncustomary services to our tenants without tainting our rental income.

We believe that the rents we receive meet all of these conditions.

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on such schedule is not due to fraud with intent to evade tax.

We cannot predict, however, whether in any relevant circumstance we would qualify for the relief provisions referenced above. In addition, as discussed above in “Federal Income Tax Considerations -- Taxation,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, respectively, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy two asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt featuring at least a five-year term.

Under the second asset test, except for (1) securities in the 75% asset class, (2) securities in a TRS or qualified REIT subsidiary, and (3) certain partnership interests and certain debt obligations:

•	not more than 5% of the value of our total assets may be represented by securities of any one issuer; and

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we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

In addition, not more than 25% of the value of our total assets may be represented by securities of one or more TRSs.

We believe that our existing assets are qualifying assets for purposes of the aforementioned asset tests. We also believe that any additional real property that we acquire, loans that we extend and temporary investments that we make generally will be qualifying assets for purposes of such asset tests.  We will monitor the status of our acquired assets for purposes of the various asset tests and will endeavor to manage our portfolio in order to comply at all times with such tests.

If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

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the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Although we own no TRSs currently, we may own up to 100% of the stock of one or more TRSs in the future. TRSs can perform activities unrelated to the businesses of our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. Should such an entity be organized, we and the relevant subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS itself. The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. Further, there is a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis. We may not own more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. As noted above, no more than 25% of our assets can consist of securities of TRSs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

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the sum of (1) 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss; and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three-months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain net income for such year; and

•	any undistributed taxable income from prior periods, then

we have made, and we intend to continue to make, timely distributions sufficient to satisfy the foregoing annual distribution requirements.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "Federal Income Tax Considerations - Taxation of Taxable U.S. Stockholders," below. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above.

It is possible that, from time to time, we may experience timing differences between: (1) the actual receipt of income and actual payment of deductible expenses; and (2) the inclusion of that income and the deduction of such expenses in arriving at our REIT taxable income.  As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% excise tax imposed on certain undistributed income.  In such a situation, we may need to borrow funds or issue additional shares of our stock to achieve the liquidity necessary to make the required distributions.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request information from certain of our stockholders on an annual basis designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with these requirements.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year, and no relief provision is available, we would be subject to U.S. federal income tax, any applicable alternative minimum tax, and state and local taxes in states where we are doing business, on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. Moreover, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable to them as dividend income. Under such circumstances and subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and individual stockholders may be able to treat the dividends as qualified dividend income taxable at the reduced income tax rate of 15% or less on such dividends for tax years beginning before 2011.  Unless we qualified for relief under specific statutory provisions, we also would be disqualified from being taxed as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.  We cannot predict whether, under any applicable circumstances, we would qualify for any available statutory relief if we ever fail to qualify as a REIT.

Taxation of Taxable U.S. Stockholders

As long as we qualify as a REIT, a taxable "U.S. stockholder" must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations with respect to such distributions. The term "U.S. stockholder" means a holder of our common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S.;

•	an entity created or organized under the laws of the U.S. or of a political subdivision of the U.S.;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	any trust with respect to which:

•	a U.S. court is able to exercise primary supervision over its administration;

•	and one or more U.S. persons have the authority to control all of its substantial decisions; or

•	it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A U.S. stockholder generally will recognize and be taxed on distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held our common stock. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would, however, receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares of our common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted tax basis of the U.S. stockholder's shares of our common stock. Instead, the distribution will reduce the adjusted tax basis of such shares of our common stock in the U.S. stockholder's hands. A U.S. stockholder will recognize and pay tax on a distribution in excess of both our current and accumulated earnings and profits and such stockholder's adjusted tax basis in its shares of common stock as long-term capital gain, or short-term capital gain if the shares of our common stock have been held by the stockholder for one year or less, assuming such shares of common stock are a capital asset in the hands of the U.S. stockholder. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to dividends on our preferred stock (if any are issued) and then to dividends on our common stock.  In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. stockholder of record on a specific date in any such month,  such distribution may be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the shares of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of shares of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of each taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Our Common Stock

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her shares of our common stock as long-term capital gain or loss if the U.S. stockholder has held the shares of common stock for more than one year, and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of shares of our common stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of common stock within 30 days before or after the disposition.

Capital Gains and Losses

The U.S. federal tax rate differential between long-term capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from the sale or exchange of such asset to be treated as long-term capital gain or loss. The highest marginal individual income tax rate on ordinary income for the 2008 tax year is 35%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year and occurring before 2011.  The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we may designate whether such a distribution is taxable to our non-corporate stockholders at a 15%, or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Witholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% in 2008 with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see "Certain Federal Income Tax Consequences - Taxation of Non-U.S. Stockholders," below.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of shares of our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares (by value) must treat a percentage of the dividends that it receives as unrelated business taxable income. Such percentage is equal to the gross income we would be deemed to derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. This rule applies to a pension trust holding more than 10% of our shares (by value) only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•
we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

•	either:

•	one pension trust owns more than 25% of the value of our shares; or

•	a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. WE URGE NON-U.S. STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF U.S. FEDERAL, STATE, AND LOCAL INCOME TAX LAWS (AS WELL AS THE TAX LAWS OF THEIR HOME JURISDICTIONS) ON OWNERSHIP OF SHARES OF COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution that is in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of its shares of our common stock. Instead, the distribution will reduce the adjusted basis of such non-U.S. stockholder in those shares of common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of our common stock if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares of our common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund from the IRS of amounts that we withhold if we later determine that a distribution, in fact, exceeded our current and accumulated earnings and profits.

We must withhold 10% of any distribution to a non-U.S. stockholder that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under special provisions of the U.S. federal income tax laws known as "FIRPTA." The term "U.S. real property interests" includes interests in U.S. real property and shares in corporations at least 50% of whose assets consists of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution to a non-U.S. stockholder that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its U.S. tax liability for the amount we withhold.

A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of our stock as long as at all times, non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding shares. We cannot assure you that that test will be met at all times or at any specific time. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the shares of our common stock at all times during a specified testing period will not incur tax under FIRPTA if the shares of common stock are "regularly traded" on an established securities market. To the extent that our common stock will be regularly traded on an established securities market, a non-U.S. stockholder will not incur tax under FIRPTA unless it owns more than 5% of our common stock. If the gain on the sale of the shares of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•
the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same tax treatment as U.S. stockholders with respect to such gain; or

•
the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the shares of our common stock.

IMPORTANCE OF OBTAINING PROFESSIONAL TAX ADVICE

THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. TAX CONSEQUENCES MAY VARY BASED UPON THE PARTICULAR CIRCUMSTANCES OF EACH INVESTOR. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND APPLICABLE FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON STOCK.

PLAN OF DISTRIBUTION

These securities may be sold directly by us, through dealers or agents designated from time to time, or to or through underwriters or may be sold directly by us for consideration consisting of goods and property, including real property, or through a combination of these methods.  The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price of the securities, our net proceeds, any underwriting discounts and other items constituting underwriters' compensation, public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed. These securities may also be offered by us to our stockholders in lieu of dividends.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement.  If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement.  If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.  Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals.  The dealers may resell the securities to the public at varying prices, which they determine at the time of resale.  The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate.  If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement.  Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein.  In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents, may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements.  The terms of any indemnification provisions will be set forth in a prospectus supplement.  Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date.  We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors.  The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery.  The underwriters and other agents will not be responsible for the validity or performance of contracts.

Any common stock sold pursuant to a prospectus supplement will be eligible for trading on the New York Stock Exchange, subject to official notice of issuance.  Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus will be passed upon by Sonnenschein Nath & Rosenthal LLP.

EXPERTS

The consolidated financial statements of One Liberty Properties, Inc. appearing in One Liberty Properties, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2008 (including a schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable in connection with the sale and distribution of the common stock registered hereby.  All amounts other than the SEC registration fee are estimated.

SEC Registration Fee	$2,790
New York Stock Exchange Additional Listing Fee	$—
Accounting Fees	$25,000
Legal Fees and Disbursements	$50,000
Printing Fees	$5,000
Miscellaneous	$7,210

Total:	$90,000

Item 15. Indemnification of Officers and Directors.

The registrant’s charter obligates it to indemnify its directors and officers to the maximum extent permitted by Maryland law. The Maryland General Corporation Law (“MGCL”) permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.  The registrant’s charter provides for elimination of the liability of its directors and officers to the registrant or its stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Item 16. Exhibits.

See the index to exhibits, which is incorporated herein by reference.

Item 17. Undertakings.

(A)           The undersigned registrant hereby undertakes:

(1)	To file, during the period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Great Neck Plaza, State of New York on April 6, 2009.

One Liberty Properties, Inc. Registrant

By:	/s/ *
Patrick J. Callan, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated, on April 6, 2009.

(Signature)	(Title)

/s/ *	Chairman of the Board of Directors
Fredric H. Gould

/s/ *	President and Chief Executive Officer (principal executive officer)
Patrick J. Callan, Jr.

/s/ *	Director
Joseph A. Amato

/s/ *	Director
Charles Biederman

/s/ *	Director
James J. Burns

/s/	Director
Joseph A. DeLuca

/s/ *	Director
Matthew J. Gould

/s/ *	Director
Jeffrey A. Gould

/s/ *	Director
J. Robert Lovejoy

/s/	Director
Eugene I. Zuriff

/s/ *	Senior Vice President and Chief Financial Officer
David W. Kalish

/s/ *	Principal Accounting Officer
Karen Dunleavy

David W. Kalish, pursuant to Powers of Attorney (executed by each of the officers and directors listed above and indicated as signing above, and filed with the Securities and Exchange Commission), by signing his name hereto does hereby sign and execute this Amendment to the Registration Statement on behalf of each of the persons referenced above.

Date: April 6, 2009	By:	/s/ David W. Kalish
David W. Kalish

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

3.1
Articles of Amendment and Restatement of One Liberty Properties, Inc., dated July 20, 2004 (incorporated by reference to Exhibit 3.1 to One Liberty Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

3.2
Articles of Amendment to Restated Articles of Incorporation of One Liberty Properties, Inc. filed with the State of Assessments and Taxation of Maryland on June 17, 2005 (incorporated by reference to Exhibit 3.1 to One Liberty Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

3.3
Articles of Amendment to Restated Articles of Incorporation of One Liberty Properties, Inc. filed with the State of Assessments and Taxation of Maryland on June 21, 2005 (incorporated by reference to Exhibit 3.2 to One Liberty Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

3.4	ByLaws of One Liberty Properties, Inc., as amended (incorporated by reference to Exhibit 3.1 to One Liberty Properties, Inc.'s Current Report on Form 8-K filed on December 12, 2007).

4.1	One Liberty Properties, Inc. 2003 Incentive Plan (incorporated by reference to Exhibit 4.1 to One Liberty Properties, Inc.'s Registration Statement on Form S-8 filed on July 15, 2003).

4.2
Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to One Liberty Properties, Inc.'s Registration Statement on Form S-2, Registration No. 333-86850, filed on April 24, 2002 and declared effective on May 24, 2002).

5.1	Opinion of Sonnenschein Nath & Rosenthal LLP *

8.1	Tax Opinion of Sonnenschein Nath & Rosenthal LLP *

10.1
Amended and Restated Loan Agreement, dated as of June 4, 2004, by and among One Liberty Properties, Inc., Valley National Bank, Merchants Bank Division, Bank Leumi USA, Israel Discount Bank of New York and Manufacturers and Traders Trust Company (incorporated by reference to the Exhibit to One Liberty Properties, Inc.'s Current Report on Form 8-K filed on June 8, 2004).

10.2
First Amendment to Amended and Restated Loan Agreement, dated as of March 15, 2007, between VNB New York Corp. as assignee of Valley National Bank, Merchants Bank Division, Bank Leumi, USA, Manufacturers and Traders Trust Company, Israel Discount Bank of New York, and One Liberty Properties, Inc. (incorporated by reference to Exhibit 10.1 to One Liberty Properties, Inc.’s Current Report on Form 8-K filed on March 15, 2007).

10.3
Second Amendment to Amended and Restated Loan Agreement effective as of September 30, 2007, between VNB New York Corp., as assignee, of Valley National Bank, Merchants Bank Division, Bank Leumi USA, Israel Discount Bank of New York, Manufacturers and Traders Trust Company and One Liberty Properties, Inc. (incorporated by reference to Exhibit 10.3 to One Liberty Properties, Inc.’s Annual Report on Form 10-K filed on March 13, 2008).

10.4
Compensation and Services and Agreement effective as of January 1, 2007 between One  Liberty Properties Inc. and Majestic Property Management  Corp. (incorporated by reference to One Liberty Properties Inc.’s Current Report on Form 8-K filed March 14, 2007).

23.1	Consent of Sonnenschein Nath & Rosenthal LLP (to be included in its opinion filed as Exhibits 5.1 and 8.1 hereto). *

23.2	Consent of Ernst & Young LLP, independent registered public accountants. *

24.1	Powers of Attorney. **

*  Filed herewith.

** Previously filed with this Registration Statement on March 26, 2009.